                                                Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-52233

               SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 4, 1998


GREEN TREE RECREATIONAL, EQUIPMENT & CONSUMER TRUSTS ASSET-BACKED CERTIFICATES
                              ASSET-BACKED NOTES

  The section under the heading "Ratio of Earnings to Fixed Charges for the Company" on page 17 of the Prospectus dated September 4, 1998 should read as follows:

  Set forth below are the Company's ratios of earnings (losses) to fixed charges for the past five years and the six months ended June 30, 1998. For the purposes of compiling these ratios, earnings (losses) consist of earnings (losses) before income taxes plus fixed charges. Fixed charges consist of interest expense and the interest portion of rent expense.

                                      YEAR ENDED DECEMBER 31,  SIX MONTHS ENDED
                                      ------------------------     JUNE 30,
                                      1993 1994 1995 1996 1997       1998
                                      ---- ---- ---- ---- ---- ----------------
Ratio of Earnings (Losses) to Fixed
 Charges............................. 4.81 7.98 7.90 5.44 3.94     (3.18)*

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* On July 6, 1998, Conseco announced a second-quarter charge of $498 million, net of income taxes, related to the acquisition of Green Tree. The charges are directly related to (1) $148 million in merger-related costs, and (2) a $350 million non-cash supplemental reserve against the valuation of Green Tree's interest-only securities and servicing rights. As a result, the ratio of earnings (losses) to fixed charges was less than 1.00 for the six months ended June 30, 1998 and earnings were inadequate to cover fixed charges for such period. The amount of the coverage deficiency for such period was $444,351,000.

               The date of this Supplement is September 15, 1998